Exhibit 99.1

Brazil Potash Announces Agreement for up to $75

Million Equity Line of Credit from Alumni Capital

MANAUS, Brazil, May 06, 2025 (GLOBE NEWSWIRE) — Brazil Potash Corp. (“Brazil Potash” or the “Company”) (NYSE American: GRO), a mineral development company with a critical mineral potash mining project, today announced that it has entered into a definitive agreement establishing an equity line of credit (“ELOC”) with Alumni Capital LP (“Alumni”), an institutional investor. Brazil Potash anticipates that this agreement will provide the company with a flexible source of funding, enabling the Company to progress its flagship Autazes Potash Project.

As Brazil Potash works towards key milestones, it anticipates the ELOC will enable judicious planning for the timing and amount of any equity sales, which will be critical as it advances site preparation and construction activities for the fully-permitted Autazes Project.

“This agreement with Alumni Capital provides an important financing tool as we advance our Autazes Project,” said Matt Simpson, Chief Executive Officer of Brazil Potash. “The facility’s flexibility enables efficient capital access while we progress early works construction activities. With permits secured and strong offtake agreements in place, we’re well-positioned to develop this strategically important project for global food security.”

Under the terms of the agreement, Brazil Potash has the right to sell, and Alumni has the obligation to purchase, up to $75 million worth of common shares over a 24-month period at prices that are based on the market price at the time of each sale to Alumni, subject to the satisfaction of certain customary conditions. Brazil Potash, at its sole discretion, controls the timing and amount of all sales of common shares associated with the ELOC, subject to the limitations contained in the SPA.

The issuance of the common shares to Alumni is being made pursuant to exemptions from the registration requirements of the federal and state securities laws. Pursuant to the agreement with Alumni, the Company must register Alumni’s resale of the common shares to be purchased.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in this offering, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Brazil Potash Corp.

Brazil Potash (NYSE-American: GRO) (www.brazilpotash.com) is developing the Autazes Project to supply sustainable fertilizers to one of the world’s largest agricultural exporters. Brazil is critical for global food security as the country has amongst the highest amounts of fresh water, arable land, and an ideal climate for year-round crop growth, but it is vulnerable as it imported over 95% of its potash fertilizer in 2021, despite having what is anticipated to be one of the world’s largest undeveloped potash basins in its own backyard. The potash produced will be transported primarily using low-cost river barges on an inland river system in partnership with Amaggi (www.amaggi.com.br), one of Brazil’s largest farmers and logistical operators of agricultural products. With an initial planned annual potash production of up to 2.4 million tons per year, Brazil Potash’s management believes it could potentially supply approximately 20% of the current potash demand in Brazil. Management anticipates 100% of Brazil Potash’s production will be sold domestically to reduce Brazil’s reliance on potash imports while concurrently mitigating approximately 1.4 million tons per year of GHG emissions.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words or similar expressions that are intended to identify forward-looking statements. Any such statements in this press release that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements include, without limitation, statements regarding the Company’s ability to sell shares pursuant to the ELOC, the anticipated benefits of the ELOC, the status of the Company’s project, government regulation and environmental regulation.

Any forward-looking statements in this press release are based on current expectations, estimates and projections only as of the date of this release and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to that, we may not satisfy the conditions required to sell shares to Alumni, we may not successfully sell any shares of common stock to Alumni, and other risks concerning the Company and its business and operations contained in the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on March 28, 2025, as amended. The Company explicitly disclaims any obligation to update any forward-looking statements except to the extent required by law.

Contact

Brazil Potash Investor Relations

info@brazilpotash.com